Filed Pursuant to Rule 424(b)(4)
Registration No. 333-226025

PROSPECTUS

1,390,000 Class A Units each consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock

4,135.0015 Class B Units each consisting of $1,000 of Series E Convertible Preferred Stock (convertible into shares of Common Stock at $3.50 per share of Common Stock) and Warrants to purchase shares of Common Stock based on the initial conversion amount

(1,181,429 shares of Common Stock Underlying the Series E Convertible Preferred Stock and 2,571,429 shares of Common Stock underlying the Warrants)

We are offering up to 1,390,000 Class A Units (consisting of one share of our common stock and a five year warrant to purchase one share of our common stock at an exercise price equal to $3.50). The shares of common stock and warrants part of a Class A Unit are immediately separable and will be issued separately in this offering.

We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of a purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase up to 4,135.0015 Class B Units, and together with the Class A Units, the “Units”. Each Class B Unit will consist of one share of our Series E Convertible Preferred Stock, or the Series E Preferred, with a stated value of $1,000 and convertible into shares of our common stock at $3.50 per share of common stock, together with the equivalent number of warrants as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The Series E Preferred do not generally have any voting rights but are convertible into shares of common stock. The shares of Series E Preferred and warrants part of a Class B Unit are immediately separable and will be issued separately in this offering.

We are also offering the shares of common stock that are issuable from time to time upon conversion of the Series E Preferred and upon exercise of the warrants being offered by this prospectus.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “SCON.” On July 26, 2018, the reported closing price per share of our common stock was $3.03. The Series E Preferred and the warrants will not be listed on any national securities exchange or other nationally recognized trading system.

On July 19, 2018, following receipt of approval from our stockholders at our 2018 Annual Meeting of Stockholders on June 15, 2018, we filed an amendment to our Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for ten shares (the “Reverse Stock Split”). The Reverse Stock Split was effective as of July 24, 2018. The Reverse Stock Split did not change the authorized number of shares or the par value of our common stock. Share amounts, per share data, share prices, exercise prices or conversion rates in this prospectus have been adjusted to reflect the Reverse Stock Split. Certain of the information contained in the historical documents incorporated by reference in this prospectus present information on our common stock on a pre-Reverse Stock Split basis.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Per Class B Unit	Total
Public offering price	$3.50	$1,000.00	$9,000,001.50
Placement agent’s fees (1)	$0.28	$80.00	$720,000.12
Proceeds, before expenses, to us	$3.22	$920.00	$8,280,001.38

(1)	We have agreed to reimburse the placement agent for certain of its expenses. In addition, we have agreed to issue to the placement agent warrants to purchase our common stock. See “Plan of Distribution” on page 27 of this prospectus for a description of the compensation payable to the placement agent.

Delivery of the securities is expected on or about July 30, 2018, subject to satisfaction of certain conditions.

H.C. Wainwright & Co.

The date of this prospectus is July 25, 2018.

Superconductor Technologies Inc. ("STI"), Superconductor Technologies Inc., headquartered in Austin, TX, has been a world leader in HTS materials since 1987, developing more than 100 patents as well as proprietary trade secrets and manufacturing expertise. For more than a decade, STI has been providing innovative interference elimination and network enhancement solutions to the commercial wireless industry. The company is currently leveraging its key enabling technologies to develop energy efficient, cost-effective and high performance superconducting wire for existing and emerging power applications.

Total Addressable Smart Grid Market

Innovation Powered by STI's Conductus® Superconducting Wire

GENERATION
Rotating Machines
Motors & Generators

- Offers significant size reductions and increased performance over conventional technologies
- Motors and generators utilize 10's to 100's of Km of HTS wire per device

DISTRIBUTION
High Power Transmission & Distribution Cable

- 10X power capacity of conventional cable
- 100's of kilometer length HTS wire pieces are used in a single cable

STORAGE
Magnetic Energy Storage

- Enhances the capacity and reliability of stability-strained utility grids

CONVERSION
Fault Current Limiters & Transformers

- Superior protection; increases reliability, survivability, and minimized power recovery time
- Short lengths of HTS wire are formed into 100's of coils stacked into a conductor bank

END USE
High Field Magnets
Medical (MRI),
Lab (NMR) and
Research (Accelerator)

- Enhanced imaging performance with HTS wire for high field devices

STI
CONDUCTUS CONDUCTUS CONDUCTUS CONDUCTUS

STI®
SUPERCONDUCTOR TECHNOLOGIES INC.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the placement agent has not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Superconductor Technologies Inc.’s business, financial condition, results of operations and prospects may have changed since such dates.

We further note that the representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part and in any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless the context otherwise requires, the terms “Superconductor Technologies Inc.,” the “Company,” “we,” “us,” “our” and similar terms used in this prospectus refer to Superconductor Technologies Inc. and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains, and may incorporate by reference, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. These forward-looking statements relate to future events or our future performance and include, but are not limited to, statements concerning our business strategy, future commercial revenues, market growth, capital requirements, new product introductions, expansion plans and the adequacy of our funding. Other statements contained in this prospectus that are not historical facts are also forward-looking statements. We have tried, wherever possible, to identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and other comparable terminology. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	our limited cash and a history of losses;

•	our need to materially grow our revenues from commercial operations and/or to raise additional capital (which financing may not be available on acceptable terms or at all) to continue to implement our current business plan and maintain our viability, with our existing cash reserves prior to the closing of this offering, only expected to be sufficient into the third quarter of 2018;

•	the performance and use of our equipment to produce wire in accordance with our timetable;

•	overcoming technical challenges in attaining milestones to develop and manufacture commercial lengths of our high temperature superconducting (HTS) wire;

•	the possibility of delays in customer evaluation and acceptance of our HTS wire;

•	the limited number of potential customers and customer pressures on the selling prices of our products;

•	the limited number of suppliers for some of our components and our HTS wire;

•	there being no significant backlog from quarter to quarter;

•	our market being characterized by rapidly advancing technology;

•	the impact of competitive products, technologies and pricing;

•	manufacturing capacity constraints and difficulties;

•	the impact of any financing activity on the level of our stock price;

•	the dilutive impact of any issuances of securities to raise capital;

•	cost and uncertainty from compliance with environmental regulations;

•	local, regional, and national and international economic conditions and events and the impact they may have on us and our customers; and

•	if we fail to maintain the listing of our common stock with a U.S. national securities exchange, the liquidity of our common stock could be adversely affected.

We claim the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this prospectus or the documents incorporated by reference herein or therein, or those that we may make orally or in writing from time to time, are based upon management’s beliefs and assumptions and are made based on information available to us as of the time made and the actual outcome will be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control or ability to predict. Although we believe that our assumptions are reasonable, they are not guarantees of future performance and some will inevitably prove to be incorrect. As a result, our actual future results can be expected to differ from our expectations, and those differences may be material. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on known results and trends at the time they are made, to anticipate future results or trends.

For further discussion of these and other factors see, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section contained in this prospectus, and our consolidated financial statements and the related notes and the other documents incorporated by reference into this prospectus.

Business Overview

We are a leading company in developing and commercializing high temperature superconductor (“HTS”) materials and related technologies. Superconductivity is the unique ability to conduct electricity with little or no resistance when cooled to “critical” temperatures. HTS materials are a family of elements that demonstrate superconducting properties at temperatures significantly warmer than previous superconducting materials. Electric currents that flow through conventional conductors encounter resistance. This resistance requires power to overcome and generates heat. HTS materials can substantially improve the performance characteristics of electrical systems, reduce power loss, and lower heat generation providing extremely high current carrying density and zero resistance to direct current.

We were established in 1987 shortly after the discovery of HTS materials. Our stated objective was to develop products based on these materials for the commercial marketplace.

After analyzing the market opportunities available, we decided to develop products for the utility and telecommunications industries.

Our initial product was completed in 1998 and we began delivery to a number of wireless network providers. That product has become obsolete and has been discontinued. In the following 13 years, we continued to refine and improve the platform, with the primary focus on improving reliability, increasing performance and runtime, and most importantly, removing cost from the manufacturing process of the required subsystems. Our cost reducing efforts led to the invention of our proprietary, high-yield and high throughput HTS material deposition manufacturing process.

In late 2010, we transitioned our research and development efforts to adapting our proprietary HTS material deposition techniques to the production of our HTS Conductus® wire for next generation power applications, which we believe is our primary opportunity to grow our future revenues.

In November 2016, we were selected as the prime recipient of the $4.5 million program award provided by the U.S. Department of Energy’s (DOE) Office of Energy Efficiency and Renewable Energy (EERE), on behalf of the Advanced Manufacturing Office, for its Next Generation Electric Machines (NGEMs) program and, in June 2017, the related contract was finalized and we have now commenced work under that contract. See “Other Assets and Investments” in our Annual Report on Form 10-K for the year ended December 31, 2017 which is incorporated into this prospectus by reference.

In early 2018, we announced the concentration of our future Conductus wire product development efforts on NGEMs to capitalize on several accelerating energy megatrends. This refined focus is very synergistic with our program with the Department of Energy (DOE) award for the development of superconducting wire to enable NGEMs.

Our Proprietary Technology

Our development efforts over the last 30 years have yielded an extensive patent portfolio as well as critical trade secrets, unpatented technology and proprietary knowledge. We have an extensive patent portfolio in addition to critical trade secrets, unpatented technology and proprietary knowledge. In June 2016, we were awarded U.S. Patent No. 9,362,025 from the U.S. Patent and Trademark Office (USPTO) further protecting our unique capabilities for improving the performance of our Conductus® superconducting wire in applications that utilize the advantages for operating in the presence of high magnetic field. In February 2017 we were awarded two patents from the USPTO: U.S. Patent No. 9,564,258, associated with U.S. Patent No. 9,362,025, providing additional protection for the foundation from which we will build high performance wire for our customers, and U.S. Patent No. 9,567,661 protecting the system design developed by STI to improve monitoring efficiency when evaporating materials in a vacuum. In July 2017, EU patent 2188495 (08797906.8) was granted, this patent follows the U.S. Patent granted by U.S. 8,607,560. This patent is focused on METHOD FOR CENTERING RECIPROCATING BODIES AND STRUCTURES MANUFACTURED THEREWITH, related to our Sapphire Cryocooler. Our current patents expire at various dates from 2018 to 2034. We enter into confidentiality and non-disclosure agreements with our employees, suppliers and consultants to protect our proprietary information.

Our strategic plan is to utilize our core proprietary technology in superconductivity and leverage our proprietary manufacturing processes, outsourced where appropriate, to build Conductus wire for use in electrical power devices. We are adapting our unique HTS material deposition techniques to produce our energy efficient, cost-effective and high performance Conductus wire technology for next generation power applications. We have identified three energy market megatrends that can be addressed by superconducting wire: decentralized renewable energy, high energy efficiency and sustainable transportation. We are working with leading industry device manufacturers to complete qualification and acceptance testing of Conductus wire. Our plan is for significant commercial production of Conductus wire following completion of qualification orders.

Our development efforts (including those described under “Our Future Business” below) can take a significant number of years to commercialize, and we must overcome significant technical barriers and deal with other significant risks, the most important of which are set out in our public filings, including in particular the “Risk Factors” beginning on page 11 of this prospectus.

Our Future Business

We have created several unique capabilities and HTS manufacturing systems related to our Conductus wire platform that we are seeking to produce by leveraging our leadership in superconducting technologies, extensive intellectual property and HTS manufacturing expertise.

HTS Wire Platform

Our Conductus wire product development is focused on large markets where the advantages of HTS wire are recognized by the industry. Our initial product roadmap targets three important applications: superconducting high power transmission cable, superconducting fault current limiters (SFCL) and high field magnets, including those used in next generation electrical machines (NGEMs).

•	Superconducting High Power Transmission Cable: Superconducting high power transmission and distribution cable transmit 5 to 10 times the electrical current of traditional copper or aluminum cables with significantly improved efficiency. HTS power cable systems consist of the cable, which is comprised of 100’s of strands of HTS wire wrapped around a copper core, and the cryogenic cooling system to maintain proper operating conditions. HTS power cables are particularly suited to high load areas such as the dense urban business districts of large cities, where purchases of easements and construction costs for traditional low capacity cables may be cost prohibitive. The primary application for HTS cables is medium voltage feeds to load pockets in dense urban areas. In these high demand zones the grid is often saturated with aging infrastructure. HTS technology brings a considerable amount of power to new locations where the construction of additional transmission to distribution substations, with major transformer assets, is not feasible. Another potential use of HTS power cable is to improve grid power transmission by connecting two existing substations. In dense urban environments many substations often reach capacity limits and require redundant transformer capacity to improve reliability. HTS cables can tie these existing stations together, avoiding very costly transformer upgrades and construction costs.

•	Superconducting Fault Current Limiter (SFCL): With power demand on the rise and new power generation sources being added, the grid has become overcrowded and vulnerable to catastrophic faults. Faults are abnormal flows of electrical current like a short circuit. As the grid is stressed, faults and power blackouts increase in frequency and severity. SFCLs act like powerful surge protectors, preventing harmful faults from taking down substation equipment by reducing the fault current to a safer level (20 – 50% reduction) so that the existing switchgear can still protect the grid. Currently, electrical-utilities use massive 80kA circuit breakers, oversized transformers and fuses to prevent faults from damaging their equipment and protecting against surges. However, once a fault has occurred, standard circuit breakers suffer destructive failure and need to be replaced before service can be restored. In addition, Smart Grid and embedded alternative energy generation enhancements will increase the need for SCFLs. Grid operators face a major challenge in moving power safely and efficiently, from generators to consumers, through several stages of voltage transformation step downs and step ups. At each stage, valuable energy is lost in the form of waste heat. Moreover, while demands are continually rising, space for transformers and substations—especially in dense urban areas—is severely limited. Conventional oil-cooled transformers pose a fire and environmental hazard. Compact, efficient superconducting transformers, by contrast, are cooled by safe, abundant and environmentally benign liquid nitrogen. As an additional benefit, these actively-cooled devices will offer the capability of operating in overload, to twice the nameplate rating, without any loss of life to meet occasional utility peak load demands.

•	Superconducting High Field Magnets: There are a variety of applications that utilize superconducting magnets in order to capitalize on their unique ability to create extremely high magnetic fields. The NMR and MRI machines of today utilize such superconducting magnets for this very reason. Currently, high-field superconducting magnets are manufactured using commercially available superconducting wire such as niobium-titanium (NbTi) or niobium-tin (Nb3Sn). NMR and MRI device manufacturers and manufacturers of other NGEMs look towards advances in superconducting technologies to improve the overall performance of their systems by dramatically increasing the magnetic fields while reducing size. High demand for a robust, high performance and low cost superconducting wire has spurred rapid development of a next generation alternative. In the last 10 years, new second generation (2G) Rare Earth, Barium, Copper Oxide (ReBCO) superconducting materials have been proven to drastically increase magnetic field strengths, especially at low temperatures. These advanced ReBCO based superconductors now provide an excellent alternative to NbTi and Nb3Sn based materials.

Our Corporate Information

Our facilities and principal executive offices are located at 9101 Wall Street, Suite 1300, Austin, Texas 78754. Our telephone number is (512) 334-8900. We were incorporated in Delaware on May 11, 1987. Additional information about us is available on our website at www.suptech.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus. Our common stock is currently traded on the Nasdaq Capital Market under the symbol “SCON.”

Risk Factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page 11 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

Recent Developments

2018 Reverse Stock Split

On May 22, 2018, we received a letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that the minimum bid price per share for our common stock fell below $1.00 for a period of 30 consecutive business days and therefore we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The letter also states that the Company will be provided 180 calendar days, or until November 19, 2018, to regain compliance with the minimum bid price requirement. In accordance with Rule 5810(c)(3)(A), the Company can regain compliance if at any time during the 180-day period the closing bid price of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days. If by November 19, 2018, the Company cannot demonstrate compliance with the Rule 5550(a)(2), it may be eligible for additional time. See “Risk Factors—Risks Related to the Offering— If we fail to maintain the listing of our common stock with a U.S. national securities exchange, the liquidity of our common stock could be adversely affected.”

On July 19, 2018, following receipt of approval from our stockholders at our 2018 Annual Meeting of Stockholders on June 15, 2018, we filed an amendment to our Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for ten shares (the “Reverse Stock Split”). The Reverse Stock Split was effective as of July 24, 2018. The Reverse Stock Split did not change the authorized number of shares or the par value of our common stock.

We believe effectuation of the Reverse Stock Split was necessary to maintain our listing on the Nasdaq Capital Market. The Reverse Stock Split may not result in a permanent increase in the market price of our common stock, which is dependent on many factors, including general economic, market and industry conditions and other factors detailed from time to time in the reports we file with the SEC.

In implementing the Reverse Stock Split, the number of shares of our common stock held by each stockholder were reduced by dividing the number of shares held immediately before the Reverse Stock Split by ten. We paid cash to each stockholder in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the Reverse Stock Split. The Reverse Stock Split did not affect any stockholder’s percentage ownership interest in our Company or proportionate voting power, except to the extent that interests in fractional shares were paid in cash.

Certain of the information contained in the historical documents incorporated by reference in this prospectus present information on our common stock on a pre-Reverse Stock Split basis.

Certain Preliminary Unaudited Second Quarter 2018 Financial Expectations

At July 23, 2018, we anticipate our second quarter and year to date revenue will be approximately $0.8 million and $1.0 million, respectively, and we will have used $1.9 million and $3.7 million of our cash reserves, respectively, to fund our operations in the three and six months ended June 30, 2018. These numbers have not been audited and are subject to change as we finalize our financial statements for the second quarter of 2018.

THE OFFERING

The following summary contains basic information about the offering and the securities we are offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, Series E Preferred, and the warrants, please refer to the sections of this prospectus titled “Description of Capital Stock” and “Description of Securities We Are Offering.”

Class A Units offered by us	We are offering up to 1,390,000 Class A Units. Each Class A Unit will consist of one share of our common stock and a five year warrant to purchase one share of our common stock at an exercise price of $3.50. The Class A Units will not be certificated and the shares of common stock and warrants part of such unit are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of shares of our common stock issuable upon the exercise of the warrants part of the Class A Units.

Class B Units offered by us	We are also offering to those purchasers, if any, whose purchase of Class A Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of a purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity, in lieu of purchasing Class A Units, to purchase up to 4,135.0015 Class B Units. Each Class B Unit will consist of one share of our Series E Convertible Preferred Stock, or the Series E Preferred, with a stated value of $1,000 and convertible into shares of our common stock at the public offering price of the Class A Units, together with the equivalent number of five year warrants at an exercise price of $3.50 as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The Series E Preferred do not generally have any voting rights but are convertible into shares of common stock. The Class B Units will not be certificated and the shares of Series E Preferred and warrants part of such unit are immediately separable and will be issued separately in this offering.

This prospectus also relates to the offering of shares of our common stock issuable upon conversion of the Series E Preferred Stock and upon exercise of the warrants part of the Class B Units.

Assuming we sell all 1,390,000 Class A Units and 4,135.0015 Class B Units in this offering at the public offering price of $3.50 per Class A Unit and $1,000.00 per Class B Unit, we would issue in this offering an aggregate of 1,390,000 shares of our common stock as part of the Class A Units, 4,135.0015 shares of Series E Preferred part of the Class B Units (and convertible into an aggregate of 1,181,429 shares of our common stock subject to beneficial ownership related restrictions on conversion) and warrants to purchase 2,571,429 shares of our common stock.

Warrants	Each warrant included in the Units will have an exercise price equal to $3.50 (the public offering price of the Class A Units), will be exercisable upon issuance, and will expire five years from the date of issuance.

Common stock to be outstanding immediately after this offering	2,622,379 shares of common stock (1)(2)

Use of proceeds	We intend to use the net proceeds from the sale of the Units in this offering for working capital and general corporate purposes. General corporate purposes may include capital expenditures. See “Use of Proceeds.”

Market for our common stock	Our common stock is quoted and traded on the Nasdaq Capital Market under the symbol “SCON.”

No Market for the Series E Preferred or Warrants	There is no established public trading market for the warrants or the Series E Preferred, and we do not intend to apply to list the Series E Preferred or the warrants on any securities exchange or other nationally recognized trading system.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 1,232,798 shares of common stock outstanding as of July 20, 2018, and, as of that date, excluded the following (all share amounts and exercise prices as adjusted for the Reverse Stock Split effective as of July 24, 2018):

•	1,827 shares of our common stock issuable upon conversion of the 328,925 shares of outstanding Series A Convertible Preferred Stock, or Series A Preferred Stock (the conversion of our Series A Preferred Stock is subject to certain limitations. See “Description of Capital Stock — Preferred Stock — Series A Convertible Preferred Stock” on page 23 of this prospectus);

•	12,487 shares of our common stock issuable upon exercise of stock options under our stock plans at a weighted average exercise price of $281.34 per share; and

•	1,098,583 shares of our common stock issuable upon exercise of warrants at a weighted average exercise price of $28.10 per share. Of such warrants, an aggregate of 27,449 shares of our common stock issuable upon exercise of warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $11.40 (as adjusted for the Reverse Stock Split effective as of July 24, 2018). Accordingly, the public offering price of $3.50 will cause the exercise price of the warrants originally issued in our August 2013 financing to be reduced to $3.50.

(2)	Excludes the shares of common stock that may be issued under the 2,571,429 warrants to be issued in this offering and the 1,181,429 shares of common stock convertible (subject to beneficial ownership related restrictions on conversion) under the Series E Preferred Stock.

On July 19, 2018, following receipt of approval from our stockholders at our 2018 Annual Meeting of Stockholders on June 15, 2018, we filed an amendment to our Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for ten shares (the “Reverse Stock Split”). The Reverse Stock Split was effective as of July 24, 2018. The Reverse Stock Split did not change the authorized number of shares or the par value of our common stock. Share amounts, per share data, share prices, exercise prices or conversion rates in this prospectus have been adjusted to reflect the Reverse Stock Split. See “Recent Developments—2018 Reverse Stock Split.”

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and the notes to those consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data at and for each of the years in the five-year period ended December 31, 2017 and at and for the three-month periods ending March 31, 2018 and April 1, 2017.

The summary statements of operations data for the years ended December 31, 2017, 2016 and 2015, and the summary balance sheets data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference in this prospectus. The summary statement of operations data for the years ended December 31, 2014 and 2013 and the summary balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements that are not included nor incorporated by reference into this prospectus.

	Three months March 31, 2018 and April 1, 2017 (unaudited)		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(In thousands, except per share data)
Statements of Operations Data:
Net revenues:
Net commercial product revenues	$—	$1	$11	$131	$244	$632	$1,710
Government and other contract revenues	246	—	435	—	—	—	—

Total net revenues	246	1	446	131	244	632	1,710

Costs and expenses:
Cost of commercial product revenues	639	862	3,072	3,444	3,004	1,558	1,051
Cost of government and other contract revenues	183	—	331	—	—	—	—
Other research and development	577	650	2,644	2,784	4,125	5,992	6,073
Selling, general and administrative	1,041	1,120	4,062	5,146	5,838	5,389	5,068

Total costs and expenses	2,440	2,632	10,109	11,374	12,967	12,939	12,192

Loss from operations	(2,194)	(2,631)	(9,663)	(11,243)	(12,723)	(12,307)	(10,482)
Other income (expense), net	16	2	136	127	4,121	4,056	(1,691)

Net loss	$(2,178)	$(2,629)	$(9,527)	$(11,116)	$(8,602)	$(8,251)	$(12,173)

Basic and diluted net loss per common share (1)	$(1.98)	$(2.64)	$(9.05)	$(35.31)	$(65.46)	$(96.73)	$(256.27)

Weighted average number of shares Outstanding (1)	1,102	997	1,052	315	131	85	47

	As of March 31, 2018 and April 1, 2017 (unaudited)		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Balance Sheets Data:
Cash and cash equivalents	$2,919	$8,414	$3,056	$10,452	$7,469	$1,238	$7,459
Working capital (deficit)	2,420	7,727	2,562	9,693	6,900	(407)	6,638
Total assets	5,573	12,508	5,996	15,214	14,365	10,799	14,840
Long-term debt, including current portion	57	177	54	172	400	5,624	6,263
Total stockholders’ equity	4,651	11,572	5,112	14,098	13,122	4,002	7,306

(1)	All share and per share information has been adjusted as follows: for periods prior to March 11, 2013, retroactively adjusted to reflect the 1-12 reverse split of our common stock that was effective on March 11, 2013, for periods prior to July 18, 2016, retroactively adjusted to reflect a 1-for-15 reverse stock split of our common stock that was effective on July 18, 2016, and for periods prior to July 24, 2018, retroactively adjusted to reflect a 1-for-10 reverse stock split of our common stock effective as of July 24, 2018. See “Recent Developments—2018 Reverse Stock Split.”

RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as those risks described in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2017, which has been filed with the SEC and is incorporated herein by reference in its entirety, as well as other information in this prospectus or in any other documents incorporated by reference. Each of the risks described in these sections and documents could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. This prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned above.

Risks Related to Our Business

We have a history of losses and may never become profitable.

In each of our last five years, we have experienced significant net losses and negative cash flows from operations. In 2017, we incurred a net loss of $9.5 million and had negative cash flows from operations of $7.4 million. In 2016, we incurred a net loss of $11.1 million and had negative cash flows from operations of $8.1 million. If we fail to increase our revenues, we may not achieve and may not maintain profitability, we may not realize our investment in infrastructure, and may not meet our expectations or the expectations of financial analysts who report on our stock. If we cannot raise any needed funds, we might be forced to make further substantial reductions in our operating expenses, which could adversely affect our ability to implement our current business plan and ultimately our viability as a company. These factors, as further detailed in Note 2 to our consolidated financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm has also included in its audit reports an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We need to raise additional capital. If we are unable to raise capital our ability to implement our current business plan and ultimately our viability as a company could be adversely affected.

At December 31, 2017, we had $3.1 million in cash and cash equivalents. On March 7, 2018, we announced the pricing of a registered offering of common stock (and common stock equivalents) with total gross proceeds of approximately $2 million. The closing of the registered public offering was completed on March 9, 2018. The net proceeds to us from the registered offering, after deducting the placement agent fees and our estimated offering expenses, was approximately $1.7 million. Our current forecast, prior to the closing of this offering, is that our existing cash resources will be sufficient to fund our planned operations into the third quarter of 2018. Our cash resources, prior to the closing of this offering, will not be sufficient to fund our business through March 30, 2019. Therefore, depending on the amount of capital we raise in this offering, unless we can materially grow our revenues from commercial operations during such period, which is not currently contemplated by management, we will need to raise additional capital by the end of the third quarter of 2018 to continue to implement our current business plan and maintain the viability of the Company.

We believe the key factors to our future liquidity will be our ability to successfully use our expertise and our technology to generate revenues in various ways, including commercial operations, joint ventures and licenses. Because of the expected timing and uncertainty of these factors, we will need to raise funds to meet our working capital needs.

Additional financing may not be available on acceptable terms or at all. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock and could also require that we issue warrants in connection with sales of our stock. If we cannot raise any needed funds to grow our commercial resources, we might be forced to make changes to, or delay aspects of, our business plan which could adversely affect our ability to implement our current business plan and ultimately our viability as a company.

Our strategic initiative to develop a new wire platform may not prove to be successful and our decision to focus our research and development efforts on next generation power applications (NGEMs) may not be the most advantageous market opportunity for HTS.

We have spent a considerable amount of resources in developing a new wire platform for power applications. In late 2010, we transitioned our research and development efforts to adapting our proprietary HTS material deposition techniques to the production of our HTS Conductus® wire. In early 2018, we announced the concentration of our future Conductus® wire product development efforts on NGEMs to capitalize on several accelerating energy megatrends. While this refined focus is very synergistic with our program with the Department of Energy (DOE) award for the development of superconducting wire to enable NGEMs other applications for the use of HTS wire may ultimately prove to have been more advantageous to us had we not focused on NGEMs.

Substantial technical and business challenges remain before we can have a commercially successful product introduction. We may not be able to overcome these challenges in a timely or cost effective manner, if at all. Such a failure could adversely impact our prospects, liquidity, stock price and carrying value of our fixed assets.

There are numerous technological challenges that must be overcome in order for our Conductus wire to become commercially successful and our ability to address such technological challenges may adversely affect our ability to gain customers.

Our plan is for commercial production of Conductus wire following completion of qualification orders. We have experienced in the past, and may continue to experience, delays in achieving commercial quantity production of Conductus®. We have not yet produced commercially viable lengths of Conductus wire. Commercialization can be delayed, among other factors, by technological challenges as we seek to improve our products and processes, delays from customer qualification orders and customer analysis of those orders, and decisions made by our customers with respect to post-qualification orders. Many of the factors that affect successful commercialization of our products are affected by third party decisions.

Conductus® wire is uniquely positioned to address three key technical challenges in the market: high performance, improved economics and commercial-scale capacity. To date, we, along with existing HTS wire manufacturers, have not overcome these challenges to allow for broad commercialization of HTS wire. Customers cannot purchase long-length wire with any reasonable confidence or guaranteed volume; and electric utilities lack confidence in product availability which leads to delays in their deployment roadmap. HTS wire performance is currently below what many customers require. Many power applications require high performance wire with high current carrying capacity, mechanical durability, electrical integrity with low AC losses and minimal splices. Producing high performance HTS wire has proven difficult, especially at volumes required for large scale deployment. The high demand for high performance wire available in very low volume results in a high wire price that narrows the market and limits commercial viability.

We have made significant progress in these areas, however delays in our Conductus wire development, as a result of technological challenges or other factors, may result in the introduction or commercial acceptance of our Conductus wire products later than expected.

The commercial uses of superconducting wire and superconducting wire related products are limited today, and a broad commercial market may not develop.

Even if the technological hurdles are overcome, there is no certainty that a robust commercial market for unproven HTS wire products will come to fruition. To date, commercial use of HTS wire has been limited to small feasibility demonstrations, and these projects are largely subsidized by government authorities. While customer demand appears high and market forecasts project large revenue opportunity for superconducting wire in power applications, the market may not develop and superconducting wire might never achieve long term, broad commercialization. In such an event, we would not be able to commercialize our Conductus wire initiative and our business could be adversely impacted.

We have limited experience marketing and selling superconducting wire products, and our failure to effectively market and sell our superconducting wire solutions would lower our revenue and cash flow.

We have limited experience marketing and selling our Conductus wire. If our Conductus wire becomes ready for commercial use, we will have to hire and develop a marketing and sales team to effectively demonstrate the advantages of our product over both more traditional products and competing superconducting products or other adjacent technologies. We may not be successful in our efforts to market this new technology.

We expect continued customer pressures to reduce our product pricing which may adversely affect our ability to operate on a commercially viable basis.

We expect to face pressure to reduce prices and accordingly, the average selling price of our Conductus wire. We anticipate customer pressure on our product pricing will continue for the foreseeable future. HTS wire is currently being sold at $250/kiloampere-meter (kA-m). At this price, HTS wire represents more than half the cost of the end device. A price reduction is required for long term commercialization. Cryogenic systems, including cryocoolers and cryostats, have been developed but will also need to be cost optimized as HTS wire becomes available in volume. We have plans to further reduce the manufacturing cost of our products, but there is no assurance that our future cost reduction efforts will keep pace with price erosion. We will need to further reduce our manufacturing costs through engineering improvements and economies of scale in production and purchasing in order to achieve adequate gross margins. We may not be able to achieve the required product cost savings at a rate needed to keep pace with competitive pricing pressure. Additionally, we may be forced to discount future orders or may never reach commercial viability. If we fail to reach our cost saving objectives or we are required to offer future discounts, our business may be harmed.

We face competition with respect to various aspects of our technology and product development.

Our current wireless product candidates compete on the basis of performance, functionality, reliability, pricing, quality, and compliance with industry standards. With respect to our Conductus wire materials, our competition includes American Superconductor (AMSC), SuperPower (Furukawa), SuNam , Bruker, Shanghai Superconductor, BASF, SuperOx, Fujikura, Sumitomo and THEVA. In addition, we currently supply components and license technology to several companies that may eventually decide to manufacture or design their own HTS components, rather than purchasing or licensing our technology. If we are unable to compete successfully against our current or future competitors, then our business and results of operations will be adversely affected.

We may not be able to compete effectively against alternative technologies.

Our products also compete with a number of alternative approaches and technologies. Some of these alternatives may be more cost effective or offer better performance than our products and we may not succeed in competing against these alternatives.

We currently rely on specific technologies and may not successfully adapt to the rapidly changing market environments.

We must overcome technical challenges to commercialize our Conductus wire. If we are able to do so, we will need to attain customer acceptance of our Conductus wire, and we cannot ensure that such acceptance will occur. We will have to continue to develop and integrate advances to our core technologies. We will also need to continue to develop and integrate advances in complementary technologies. We cannot guarantee that our development efforts will not be rendered obsolete by research efforts and technological advances made by others. Our business success depends upon our ability to keep pace with advancing technology, including materials, processes and industry standards.

We may experience significant fluctuations in sales and operating results from quarter to quarter.

Our quarterly results may fluctuate due to a number of factors, including:

•	the lack of any contractual obligation by our customers to purchase their forecasted demand for our products;

•	variations in the timing, cancellation, or rescheduling of customer orders and shipments; and

•	high fixed expenses that may disproportionately impact operating expenses, especially during a quarter with a sales shortfall.

If our customers desire to purchase products in excess of the forecasted amounts or in a different product mix, there may not be enough inventory or manufacturing capacity to fill their orders. Due to these and other factors, our past results have limited predictive value as to our Conductus wire initiative. Future revenues and operating results may not meet the expectations of stock analysts and investors. In either case, the price of our common stock could be materially adversely affected.

Worldwide economic uncertainty may adversely affect our business, operating results and financial condition.

The United States and global economies continue to experience a period of economic and financial uncertainty, which could result in economic volatility having direct and indirect adverse effects on our business, operating results and financial condition in a number of ways. For example, current or potential customers may delay or decrease spending with us, may delay paying us for previously purchased products, or may not pay us at all. In addition, this recent downturn has had, and may continue to have, an unprecedented negative impact on the global credit markets. If we are required to obtain financing in the near term to meet our working capital or other business needs, we may not be able to obtain that financing. Further, even if we are able to obtain the financing we need, it may be on terms that are not favorable to us, with increased financing costs and restrictive covenants.

Our reliance on a limited number of suppliers and the long lead time of components for our products could impair our ability to manufacture and deliver our systems on a timely basis.

A number of components used in our products are available from a limited number of outside suppliers due to unique designs as well as certain quality and performance requirements. Our reliance on sole or limited source suppliers involves certain risks and uncertainties, many of which are beyond our control. These include the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could impair our ability to manufacture and deliver our systems on a timely basis and result in the delay or cancellation of orders, which could harm our business.

In addition, the purchase of some of our key components involves long lead times and, in the event of unanticipated increases in demand for our solutions, we may be unable to obtain these components in sufficient quantities to meet our customers’ requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such events, our inability to develop alternative sources of supply quickly and on a cost-effective basis could impair our ability to manufacture and deliver our systems on a timely basis and could harm our business.

Our reliance on a limited number of suppliers exposes us to quality control issues.

Our reliance on certain single-source and limited-source components exposes us to quality control issues if these suppliers experience a failure in their production process or otherwise fail to meet our quality requirements.

A failure in single-source or limited-source components or products could force us to repair or replace a product utilizing replacement components. If we cannot obtain comparable replacements or effectively return or redesign our products, we could lose customer orders or incur additional costs, which could have a material adverse effect on our gross margins and results of operations.

Our ability to protect our patents and other proprietary rights is uncertain, exposing us to possible losses of competitive advantage.

Our efforts to protect our proprietary rights may not succeed in preventing infringement by others or ensure that these rights will provide us with a competitive advantage. Pending patent applications may not result in issued patents and the validity of issued patents may be subject to challenge. Third parties may also be able to design around the patented aspects of the products. Additionally, certain of the issued patents and patent applications are owned jointly with third parties. Because any owner or co-owner of a patent can license its rights under jointly-owned patents or applications, inventions made by us jointly with others are not subject to our exclusive control. Any of these possible events could result in losses of competitive advantage.

We depend on specific patents and licenses to technologies, and we will likely need additional technologies in the future that we may not be able to obtain.

We utilize technologies under licenses of patents from others for our products. These patents may be subject to challenge, which may result in significant litigation expense (which may or may not be recoverable against future royalty obligations). Additionally, we continually try to develop new products, and, in the course of doing so, we may be required to utilize intellectual property rights owned by others and may seek licenses to do so. Such licenses may not be obtainable on commercially reasonable terms, or at all. It is also possible that we may inadvertently utilize intellectual property rights held by others, which could result in substantial claims.

Intellectual property infringement claims against us could materially harm results of operations.

Our products incorporate a number of technologies, including high-temperature superconductor technology, technology related to other materials, and electronics technologies. Our patent positions, and that of other companies using high- temperature superconductor technology, is uncertain and there is significant risk that others, including our competitors or potential competitors, have obtained or will obtain patents relating to our products or technologies or products or technologies planned to be introduced by us.

We believe that patents may be or have been issued, or applications may be pending, claiming various compositions of matter used in our products. We may need to secure one or more licenses of these patents. There can be no assurances that such licenses could be obtained on commercially reasonable terms, or at all. We may be required to expend significant resources to develop alternatives that would not infringe such patents or to obtain licenses to the related technology. We may not be able to successfully design around these patents or obtain licenses to them and may have to defend ourselves at substantial cost against allegations of infringement of third party patents or other rights to intellectual property. In those circumstances, we could face significant liabilities and also be forced to cease the use of key technology.

Other parties may have the right to utilize technology important to our business.

We utilize certain intellectual property rights under non-exclusive licenses or have granted to others the right to utilize certain intellectual property rights licensed from a third party. Because we may not have the exclusive rights to utilize such intellectual property, other parties may be able to compete with us, which may harm our business.

Because competition for target employees is intense, we may be subject to claims of unfair hiring practices, trade secret misappropriation or other related claims.

Companies in HTS wire industries whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices, trade secret misappropriation or other related claims. We may be subject to such claims in the future as we seek to hire qualified personnel, and such claims may result in material litigation. If this should occur, we could incur substantial costs in defending against these claims, regardless of their merits.

Our success depends on the attraction and retention of senior management and technical personnel with relevant expertise.

As a competitor in a highly technical market, we depend heavily upon the efforts of our existing senior management and technical teams. The loss of the services of one or more members of these teams could slow product development and commercialization objectives. Due to the specialized nature of our products, we also depend upon our ability to attract and retain qualified technical personnel with substantial industry knowledge and expertise. Competition for qualified personnel is intense, and we may not be able to continue to attract and retain qualified personnel necessary for the development of our business.

Regulatory changes could substantially harm our business.

Certain regulatory agencies in the United States and other countries set standards for operations within their territories. HTS wire is subject to a regulatory regime, which may become more strictly regulated if the market grows. Any failure or delay in obtaining necessary approvals could harm our business.

We may acquire or make investments in companies or technologies that could cause loss of value to stockholders and disruption of business.

We may explore opportunities to acquire companies or technologies in the future. Other than the acquisition of Conductus, Inc. in 2002, we have not made any such acquisitions or investments to date and, therefore, our ability as an organization to make acquisitions or investments is unproven. An acquisition entails many risks, any of which could adversely affect our business, including:

•	failure to integrate operations, services and personnel;

•	the price paid may exceed the value eventually realized;

•	loss of share value to existing stockholders as a result of issuing equity securities to finance an acquisition;

•	potential loss of key employees from either our then current business or any acquired business;

•	entering into markets in which we have little or no prior experience;

•	diversion of financial resources and management’s attention from other business concerns;

•	assumption of unanticipated liabilities related to the acquired assets; and

•	the business or technologies acquired or invested in may have limited operating histories and may be subjected to many of the same risks to which we are exposed.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or the incurrence of debt, contingent liabilities or amortization expenses or charges related to goodwill or other intangible assets, any of which could harm our business. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.

If we are unable to implement appropriate controls and procedures to manage our potential growth, we may not be able to successfully offer our products and implement our business plan.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. Growth in future operations would place a significant strain on management systems and resources. We expect that we would need to improve our financial and managerial controls, reporting systems and procedures, and would need to expand, train and manage our work force worldwide. Furthermore, we expect that we would be required to manage multiple relationships with various customers and other third parties.

Compliance with environmental regulations could be especially costly due to the hazardous materials used in the manufacturing process. In addition, we could incur expenditures related to hazardous material accidents.

We are subject to a number of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our business. Current or future laws and regulations could require substantial expenditures for preventative or remedial action, reduction of chemical exposure, waste treatment or disposal. Any failure to comply with present or future regulations could result in the imposition of fines, suspension of production or interruption of operations. In addition, these regulations could restrict our ability to expand or could require us to acquire costly equipment or incur other significant expense to comply with environmental regulations or to clean up prior discharges.

In addition, although we believe that our safety procedures for the handling and disposing of hazardous materials comply with the standards prescribed by state and federal regulations, there is always the risk of accidental contamination or injury from these materials. To date, we have not incurred substantial expenditures for preventive action with respect to hazardous materials or for remedial action with respect to any hazardous materials accident, but the use and disposal of hazardous materials involves risk that we could incur substantial expenditures for such preventive or remedial actions. If such an accident were to occur, we could be held liable for resulting damages. The liability in the event of an accident or the costs of such remedial actions could exceed our resources or otherwise have a material adverse effect on our financial condition, results of operations or cash flows.

The reliability of market data included in our public filings is uncertain.

Since we operate in a rapidly changing market, we have in the past, and may from time to time in the future, include market data from industry publications and our own internal estimates in some of the documents we file with the Securities and Exchange Commission. The reliability of this data cannot be assured. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe that the market data used in our filings with the Securities and Exchange Commission is and will be reliable, it has not been independently verified. Similarly, internal company estimates, while believed by us to be reliable, have not been verified by any independent sources.

Risks Related to the Offering

Our stock price is volatile.

The market price of our common stock has been, and is expected to be, subject to significant volatility. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects and liquidity;

•	progress or any lack of progress (or perceptions related to progress) in timely overcoming the remaining substantial technical and commercial challenges related to our Conductus wire initiative;

•	variations in our operating results and whether we have achieved key business targets;

•	changes in, or our failure to meet, earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future.

If we fail to maintain the listing of our common stock with a U.S. national securities exchange, the liquidity of our common stock could be adversely affected.

Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from the Nasdaq Capital Market or if we are unable to transfer our listing to another stock market.

Our common stock is listed for trading on the Nasdaq Capital Market. Nasdaq has adopted a number of continued listing standards that are applicable to our common stock, including a requirement that the bid price of our common stock be at least $1.00 per share. Failure to maintain the minimum bid price can result in the delisting of our common stock from the Nasdaq Capital Market.

We have previously fallen out of compliance with the minimum bid price requirement. On July 18, 2016 we effected a one-for-fifteen reverse stock split in connection with regaining compliance with the minimum bid requirement following a notice from the Listing Qualifications Department of the Nasdaq Stock Market on October 30, 2015 and received a notice of re-compliance from the Listing Qualifications Department of the Nasdaq Stock Market on August 2, 2016.

If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on the OTC Bulletin Board, OTC QB or another over-the-counter market. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our common stock. In addition, there can be no assurance that our common stock would be eligible for trading on any such alternative exchange or markets.

On May 22, 2018, we received a letter from the Listing Qualifications Department of the Nasdaq Stock Market notifying us that the minimum bid price per share for our common stock fell below $1.00 for a period of 30 consecutive business days and therefore we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The letter also states that the Company will be provided 180 calendar days, or until November 19, 2018, to regain compliance with the minimum bid price requirement. In accordance with Rule 5810(c)(3)(A), the Company can regain compliance if at any time during the 180-day period the closing bid price of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days. If by November 19, 2018, the Company cannot demonstrate compliance with the Rule 5550(a)(2), it may be eligible for additional time.

On July 19, 2018, following receipt of approval from our stockholders at our 2018 Annual Meeting of Stockholders held on June 15, 2018, we filed an amendment to our Certificate of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for ten shares (the “Reverse Stock Split”). The Reverse Stock Split was effective as of July 24, 2018. The Reverse Stock Split did not change the authorized number of shares or the par value of our common stock.

The primary intent in effecting the Reverse Stock Split was to increase the price of our common stock in order to meet the price criteria for continued listing on the Nasdaq Capital Market. There can be no assurance that the market price per share of our common stock after the Reverse Stock Split will remain above the minimum bid rule requirement.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

We have a significant number of outstanding warrants and options, and future sales of the shares obtained upon exercise of these options or warrants could adversely affect the market price of our common stock.

As of March 31, 2018 (and figures retroactively adjusted for the Reverse Stock Split effective as of July 24, 2018), we had outstanding options exercisable for an aggregate of 12,487 shares of common stock at a weighted average exercise price of $281.34 per share and warrants to purchase up to 1,098,583 shares of our common stock at a weighted average exercise price of $28.10 per share. Of such warrants, an aggregate of 27,449 shares of common stock issuable upon exercise of warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $11.40 (as adjusted for the Reverse Stock Split effective as of July 24, 2018). Accordingly, the public offering price of $3.50 will cause the exercise price of the warrants originally issued in our August 2013 financing to be reduced to $3.50. The holders may sell these shares in the public markets from time to time under a registration statement or under Rule 144, without limitations on the timing, amount or method of sale. As our stock price rises, the holders may exercise their warrants and options and sell a large number of shares. This could cause the market price of our common stock to decline.

Our corporate governance structure may prevent our acquisition by another company at a premium over the public trading price of our shares.

It is possible that the acquisition of a majority of our outstanding voting stock by another company could result in our stockholders receiving a premium over the public trading price for our shares. Provisions of our restated certificate of incorporation and our amended and restated bylaws, each as amended, and of Delaware corporate law could delay or make more difficult an acquisition of our company by merger, tender offer or proxy contest, even if it would create an immediate benefit to our stockholders. For example, our restated certificate of incorporation does not permit stockholders to act by written consent, and our bylaws generally require ninety days advance notice of any matters to be brought before the stockholders at an annual or special meeting.

In addition, our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the terms, rights and preferences of this preferred stock, including voting rights of those shares, without any further vote or action by the stockholders. At July 20, 2018, 1,374,845 shares of preferred stock remained unissued. The rights of the holders of common stock may be subordinate to, and adversely affected by, the rights of holders of preferred stock that may be issued in the future. The issuance of preferred stock could also make it more difficult for a third party to acquire a majority of our outstanding voting stock, even at a premium over our public trading price.

Furthermore, our certificate of incorporation also provides for a classified board of directors with directors divided into three classes serving staggered terms. These provisions may have the effect of delaying or preventing a change in control of us without action by our stockholders and, therefore, could adversely affect the price of our stock or the possibility of sale of shares to an acquiring person.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

There is no public market for the Series E Convertible Preferred Stock or the warrants to purchase shares of our common stock being offered by us in this offering.

There is no established public trading market for the Series E Preferred Stock or the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Series E Preferred Stock or the warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active market, the liquidity of Series E Preferred and the warrants will be limited.

You will experience immediate dilution in the book value per share of common stock as a result of this offering.

Investors in this offering will experience immediate dilution in their net tangible book value per share to the extent of the difference between the public offering price per share of common stock and the “adjusted” net tangible book value per share after giving effect to the offering. Our net tangible book value as of March 31, 2018 (as adjusted for the 1-for-10 reverse split of our common stock effective as of July 24, 2018) was approximately $3.9 million, or $3.28 per share of our common stock based on 1,193,659 shares outstanding. Assuming that we issue 1,390,000 Class A Units at the public offering price of $3.50 and 4,135.0015 Class B Units (convertible into common stock at a price of $3.50 per share of common stock) and including such number of underlying shares of common stock in this calculation, and after deducting placement agents fees and estimated offering expenses payable by us, our net tangible book value as of March 31, 2018, would have been approximately $11.9 million, or $3.16 per share of our common stock (such figures retroactively adjusted for the Reverse Stock Split effective as of July 24, 2018). This calculation excludes the proceeds, if any, from the exercise of the warrants issued in this offering. This amount represents a decrease in net tangible book value of $0.12 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.34 per share to investors in this offering. See the section titled “Dilution” below.

Additional Risks Related to our Business, Industry and an Investment in our Common Stock

For a discussion of additional risks associated with our business, our industry and an investment in our common stock, see the section titled “Risk Factors” in our most recent Annual Report on Form 10-K, as filed with the SEC on March 23, 2018, as well as the disclosures contained in documents filed by us thereafter pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated by reference into, and deemed to be a part of, this prospectus.

USE OF PROCEEDS

We expect to receive net proceeds from the initial sale of the Units that we are offering to be approximately $7.98 million, after deduction of placement agent fees and estimated expenses payable by us, as described in the section titled “Plan of Distribution” on page 27.

We currently intend to use the net proceeds from the sale of the Units in this offering for working capital and general corporate purposes. General corporate purposes may include repayment of debt and capital expenditures. In addition, we may use a portion of any net proceeds to acquire complementary products, technologies or businesses. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock securities. We may invest the net proceeds temporarily until we use them for their stated purpose.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization, each as of March 31, 2018, and as adjusted to give effect to the sale of the Units offered hereby and the use of proceeds, as described in the section titled “Use of Proceeds.”

	As of March 31, 2018
	Actual (3)	As Adjusted (1)(2)
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$2,919	$10,899

Total Liabilities	$922	$922

Preferred stock, authorized 2,000,000 shares, $0.001 par value per share; Series A Preferred Stock 328,925 issued and outstanding; Series B Preferred Stock 0 issued and outstanding; Series C Preferred Stock 0 issued and outstanding; Series D Preferred Stock 0 issued and outstanding	$—
Common stock, authorized 250,000,000 shares, $0.001 par value; issued and outstanding 1,193,659 (as adjusted for the 1-for-10 reverse split of our common stock effective as of July 24, 2018) actual; 2,583,659 issued and outstanding shares, as adjusted	12	3
Capital in excess of par value	318,441	326,419
Accumulated Deficit	(313,791)	(313,791)
Total Stockholders’ Equity (3)	$4,651	$12,631

Total Capitalization	$5,573	$13,553

(1)	Assumes that 1,390,000 Class A Units are sold in this offering at the public offering price of $3.50 per Class A Unit and 4,135.0015 Class B Units are sold in this offering at the public offering price of $1,000 per Class B Unit, and that the net proceeds thereof are approximately $7.98 million after deducting placement agent fees and our estimated expenses.
(2)	Does not include the 2,571,429 shares of common stock that may be issued under the warrants to be issued in this offering.
(3)	As adjusted for the Reverse Stock Split effective as of July 24, 2018.

DILUTION

Our net tangible book value as of March 31, 2018, (as retroactively adjusted for the Reverse Stock Split effective as of July 24, 2018) was approximately $3.9 million, or $3.28 per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on March 31, 2018. Assuming that we issue 1,390,000 Class A Units at the public offering price of $3.50 and 4,135.0015 Class B Units (convertible into common stock at a price of $3.50 per share of common stock) and including such number of underlying shares of common stock in this calculation, and after deducting placement agents fees and estimated offering expenses payable by us, our net tangible book value as of March 31, 2018 would have been approximately $11.9 million, or $3.16 per share of our common stock. This calculation excludes the proceeds, if any, from the exercise of warrants issued in this offering. This amount represents an immediate decrease in net tangible book value of $0.12 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.34 per share to new investors purchasing shares of our common stock in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following table illustrates the dilution in net tangible book value per share to new investors (all figures as adjusted to reflect the Reverse Stock Split effective as of July 24, 2018):

Public offering price per Unit		$3.50
Net tangible book value per share as of March 31, 2018	$3.28
Decrease per share attributable to new investors	$0.12

Adjusted net tangible book value per share after this offering		$3.16

Dilution in net tangible book value per share to new investors		$0.34

If any shares of common stock are issued upon exercise of outstanding options or warrants, including the warrants issued in this offering, you may experience further dilution.

The information above is based on 1,193,659 shares outstanding as of March 31, 2018, (as adjusted, for periods prior to July 24, 2018, for the Reverse Stock Split effective as of July 24, 2018) and excludes the shares of common stock that may be issued under the warrants to be issued in this offering and also excludes the following (all share amounts and exercise prices as adjusted for the Reverse Stock Split effective as of July 24, 2018):

•	1,827 shares of our common stock issuable upon conversion of the 328,925 shares of outstanding Series A Convertible Preferred Stock, or Series A Preferred Stock (the conversion of our Series A Preferred Stock is subject to certain limitations. See “Description of Capital Stock — Preferred Stock — Series A Convertible Preferred Stock” on page 23 of this prospectus);

•	12,487 shares of our common stock issuable upon exercise of stock options under our stock plans at a weighted average exercise price of $281.34 per share;

•	1,098,583 shares of our common stock issuable upon exercise of warrants at a weighted average exercise price of $28.10 per share. Of such warrants, an aggregate of 27,449 shares of common stock issuable upon exercise of warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $11.40 (as adjusted for the 1-for-10 reverse split of our common stock effective as of July 24, 2018). Accordingly, the public offering price of $3.50 will cause the exercise price of the warrants originally issued in our August 2013 financing to be reduced to $3.50;

•	1,169,590 shares of common stock issuable upon exercise of the warrants issuable to investors in connection with this offering; and

•	70,175 shares of common stock issuable upon exercise of the placement agent warrants in connection with this offering.

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “SCON.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the Nasdaq Capital Market (as adjusted, for periods prior to July 24, 2018, for the reverse stock split effective as of July 24, 2018, and for periods prior to July 18, 2016, the 1-for-15 reverse stock split of our common stock that was effective on July 18, 2016).

Quarter Ended	High	Low
Fiscal Year Ending December 31, 2018
Third Quarter (through July 26, 2018)	$9.90	$3.03
Second Quarter	$10.90	$8.50
First Quarter	$14.90	$9.30
Fiscal Year Ending in December 31, 2017
Fourth Quarter	$14.20	$9.50
Third Quarter	$18.90	$8.80
Second Quarter	$24.70	$12.10
First Quarter	$18.00	$10.40
Fiscal Year Ending in December 31, 2016
Fourth Quarter	$45.00	$11.60
Third Quarter	$38.00	$21.70
Second Quarter	$45.00	$25.50
First Quarter	$48.00	$22.50

As of July 20, 2018 (as adjusted for the Reverse Stock Split effective as of July 24, 2018), we had 1,232,798 shares of common stock outstanding, held by approximately 7,000 stockholders, including stockholders of record and beneficial owners. The last reported sales price of our common stock on the Nasdaq Capital Market on July 26, 2018 was $3.03.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our restated certificate of incorporation, as amended, or our certificate of incorporation, and our amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and by the General Corporation Law of the State of Delaware.

Authorized Capitalization

We have 252,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 250,000,000 shares of common stock and 2,000,000 shares of preferred stock, of which 706,829 have been designated as Series A Convertible Preferred Stock, par value $0.001 per share, or Series A Preferred Stock, 10,000 have been designated as Series B Convertible Preferred Stock, par value $0.001 per share, or Series B Preferred Stock, 1,500 have been designated as Series C Convertible Preferred Stock, par value $0.001 per share, or Series C Preferred Stock, and 8,000 have been designated as Series D Convertible Preferred Stock, par value $0.001 per share, or Series D Preferred Stock. As of July 20, 2018, we had 1,232,798 shares of common stock (as adjusted for the Reverse Stock Split effective as of July 24, 2018), 328,925 shares of Series A Preferred Stock and 0 shares of Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock outstanding. Our authorized shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

A 1-for-10 reverse stock split of our common stock, or the Reverse Stock Split, is effective as of July 24, 2018. See “Recent Developments –2018 Reverse Stock Split.” On July 18, 2016, we effected a 1-for-15 reverse stock split of our common stock, or the 2016 Reverse Stock Split. As a result of the 2016 Reverse Stock Split, every fifteen shares of our pre-2016 Reverse Stock Split common stock were combined and reclassified into one share of our common stock. Previously, effective March 11, 2013, we effected a 1-for-12 reverse stock split of our common stock, or the 2013 Reverse Stock Split. As a result of the 2013 Reverse Stock Split, every twelve shares of our pre-2013 Reverse Stock Split common stock were combined and reclassified into one share of our common stock.

All share and per share data in this prospectus for periods prior to March 11, 2013 have been retroactively adjusted to reflect the 1-12 reverse split of our common stock that was effective on March 11, 2013, for periods prior to July 18, 2016, retroactively adjusted to reflect a 1-for-15 reverse stock split of our common stock that was effective on July 18, 2016, and for periods prior to July 24, 2018, retroactively adjusted to reflect the 1-for-10 reverse stock split effective as of July 24, 2018.

Common Stock

Holders of our common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose, subject to any preferential dividend rights of any then outstanding preferred stock. The shares of common stock are neither redeemable nor convertible. Holders of common stock have no preemptive or subscription rights to purchase any of our securities.

Each holder of our common stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of common stock is entitled to cumulate votes in voting for directors.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets that are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable. The shares of common stock offered by this prospectus and the shares of common stock underlying the warrants offered by this prospectus will be fully paid and non-assessable.

Our common stock is listed on the Nasdaq Capital Stock Market under the symbol “SCON.” Computershare is the transfer agent and registrar for our common stock. Its address is 250 Royall Street, Canton, MA 02021.

Preferred Stock

Our certificate of incorporation permits us to issue up to 2,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have 706,829 shares of preferred stock designated as Series A Preferred Stock, 10,000 shares of preferred stock designated as Series B Preferred Stock, 1,500 shares of preferred stock designated as Series C Preferred Stock, and 8,000 shares of preferred stock designated as Series D Preferred Stock, of which, as of July 20, 2018, 328,925 shares of Series A Preferred, 0 shares of Series B Preferred, 0 shares of Series C Preferred, and 0 shares of Series D Preferred were outstanding, respectively.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. The issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation and, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. The number of authorized shares of preferred stock may be increased or decreased, but not decreased below the number of shares then outstanding, by the affirmative vote of the holders of a majority of our common stock without a vote of the holders of preferred stock, or any series of preferred stock, unless a vote of any such holder is required pursuant to the terms of such series of preferred stock.

Series A Convertible Preferred Stock

In October 2007, in connection with entering into an amended investment agreement with Hunchun BaoLi Communication Co. Ltd., or BAOLI, our board of directors authorized the designation and issuance of 706,829 shares of Series A Preferred Stock. The terms of the investment agreement were subsequently amended and, in February 2008, we issued to BAOLI and two related purchasers (collectively, BAOLI), a total of approximately 17,230 shares of our common stock and 611,523 shares of our Series A Preferred Stock (convertible under certain conditions into approximately 1,827 shares of our common stock).

Subject to the terms and conditions of our Series A Preferred Stock and to customary adjustments to the conversion rate, each share of our Series A Preferred Stock is convertible into shares of our common stock so long as the number of shares of our common stock beneficially owned by BAOLI following such conversion does not exceed 9.9% of our outstanding common stock. Except for a preference on liquidation of $0.01 per share, each share of Series A Preferred Stock is the economic equivalent of the ten shares of common stock into which it is convertible. Except as required by law, the Series A Preferred Stock will not have any voting rights. For a complete description of the terms of the Series A Preferred Stock, please see the certificate of designations, which is incorporated by reference into the registration statement of which this prospectus is a part.

Series E Convertible Preferred Stock

The following summary of certain terms and provisions of our Series E Convertible Preferred Stock, or Series E Preferred, offered in this offering is subject to, and qualified in its entirety by reference to, the terms and provisions set forth in our certificate of designation of preferences, rights and limitations of Series E Preferred.

Designation. Subject to the limitations prescribed by our certificate of incorporation and under Delaware law, our board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions of each of those series, all without any further vote or action by our stockholders. Our board of directors has designated 4,500 of the 2,000,000 authorized shares of preferred stock as Series E Preferred Stock. When issued, the shares of Series E Preferred Stock will be validly issued, fully paid and non-assessable.

Rank. The Series E Convertible Preferred Stock will rank on parity to our common stock.

Conversion; Beneficial Ownership Limitation Prohibiting Conversion. Each share of the Series E Preferred is convertible into shares of our common stock (subject to adjustment as provided in the related certificate of designation of preferences, rights and limitations) at any time at the option of the holder into a number of shares of common stock equal to the stated value of the Series E Preferred of $1,000 divided by the public offering price of the Class A Units in this offering. Holders of Series E Preferred will be prohibited from converting Series E Preferred into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (or at the election of a purchaser prior to the date of issuance, 9.99%) of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

Liquidation Preference. In the event of our liquidation, dissolution or winding-up, holders of Series E Preferred will receive the same amount that a holder of common stock would receive if the Series E Preferred were fully converted into shares of our common stock at the conversion price (disregarding for such purposes any conversion limitations) which amounts shall be paid pari passu with all holders of common stock.

Voting Rights. Shares of Series E Preferred will generally have no voting rights, except as required by law and except that the affirmative vote of the holders of a majority of the then outstanding shares of Series E Preferred is required to, (a) alter or change adversely the powers, preferences or rights given to the Series E Preferred, (b) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders, or (c) increase the number of authorized shares of Series E Preferred.

Dividends. Shares of Series E Preferred will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. The holders of the Series E Preferred will participate, on an as-if-converted-to-common stock basis, in any dividends to the holders of common stock.

Redemption. We are not obligated to redeem or repurchase any shares of Series E Preferred. Shares of Series E Preferred are not otherwise entitled to any redemption rights or mandatory sinking fund or analogous fund provisions.

Exchange Listing. We do not plan on making an application to list the Series E Preferred on the Nasdaq Capital Market, any other national securities exchange or other nationally recognized trading system. Our common stock is listed the Nasdaq Capital Market under the symbol “SCON.”

Warrants to Purchase Common Stock

As of July 20, 2018 (as adjusted, for periods prior to July 24, 2018, for the Reverse Stock Split effective as of July 24, 2018), we have warrants outstanding representing the right to acquire 1,098,583 shares of our common stock at a weighted average exercise price of $28.10 per share. Of such warrants, an aggregate of 27,449 shares of common stock issuable upon exercise warrants originally issued in our August 2013 financing include a price adjustment mechanism whereby the exercise price of such warrants will be automatically reduced, subject to limitations, to the extent we issue shares of our common stock, or equivalents, at a price lower than the then applicable exercise price of such warrants which is currently $11.40 (such price as adjusted to reflect the Reverse Stock Split effective as of July 24, 2018). Accordingly, the public offering price of $3.50 will cause the exercise price of the warrants originally issued in our August 2013 financing to be reduced to $3.50.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and officers and by excluding employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three-year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Our Charter Documents. Our charter documents include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by our stockholders. Certain of these provisions are summarized in the following paragraphs.

Classified Board of Directors. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one-third of the total number of directors. Pursuant to our bylaws, directors elected by stockholders at an annual meeting of stockholders will be elected by a plurality of all votes cast.

No Stockholder Action by Written Consent. Our bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a majority of the entire board of directors or the president. Stockholders are not permitted to call, or to require that the board of directors call, a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of the meeting given. In addition, our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting. Our bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of our stockholders.

Change in Control Agreements. A number of our executives have agreements with us that entitle them to payments in certain circumstances following a change in control.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to 1,390,000 Class A Units at a public offering price of $3.50 per Class A Unit and 4,135.0015 Class B Units at a public offering price of $1,000.00 per Class B Unit. Class A Units consist of one share of our common stock and a warrant to purchase one share of our common stock at an exercise price equal to $3.50 (the public offering price of the Class A Units). Class B Units consist of one share of our Series E Convertible Preferred Stock, or the Series E Preferred, with a stated value of $1,000 and convertible into shares of our common stock at the public offering price of the Class A Units, together with the equivalent number of warrants as would have been issued to such purchaser if they had purchased Class A Units based on the public offering price. The shares of common stock and warrants part of a Class A Unit and the Series E Preferred and warrants part of a Class B Unit are each immediately separable and will be issued separately in this offering.

Common Stock and Series E Preferred

The material terms of our common stock, our Series E Preferred and our other capital stock are described in the section of this prospectus titled “Description of Capital Stock” beginning on page 22 of this prospectus.

Warrants to Purchase Common Stock

The material terms of the warrants to be issued are summarized below. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of the form of warrant filed as an exhibit to the registration statement of which this prospectus is a part.

The warrants to be issued with each Unit will have an exercise price of $3.50 per share (equal to the public offering price of the Class A Units) and will be exercisable from their date of issuance and at any time up to the date that is five years after their original date of issuance.

The warrants may not be exercised by the holder to the extent that the holder, together with its affiliates, would beneficially own, after such exercise more than 4.99% (or at the election of a purchaser prior to the date of issuance, 9.99%) of the shares of common stock then outstanding (subject to the right of the holder to increase or decrease such beneficial ownership limitation upon not less than 61 days prior notice provided that such limitation cannot exceed 9.99%).

The warrants are exercisable for cash or, solely in the absence of an effective registration statement or prospectus, by cashless exercise.

The exercise price of the warrants is subject to adjustment in the case of stock dividends or other distributions on shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also, subject to limitations, upon any distribution of assets, including cash, stock or other property to our stockholders.

Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including voting rights, however, the holders of the warrants will have certain rights to participate in distributions or dividends paid on our common stock to the extent set forth in the warrants.

In addition, the warrants provide that if, at any time while such warrants are outstanding, we (1) consolidate or merge with or into another corporation, (2) sell all or substantially all of our assets or (3) are subject to or complete a tender or exchange offer pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock, (4) effect any reclassification, reorganization or recapitalization of our common stock or any compulsory share exchange pursuant to which our common stock is converted into or exchanged for other securities, cash or property, or (5) engage in one or more transactions with another party that results in that party acquiring more than 50% of our outstanding shares of common stock (each, a “Fundamental Transaction”), then the holder of such warrants shall have the right thereafter to receive, upon exercise of the warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction. Any successor to us or the surviving entity shall assume the obligations under the warrant.

We do not plan on applying to list the Series E Preferred or any of the warrants on the Nasdaq Capital Market, any other national securities exchange or any other nationally recognized trading system.

PLAN OF DISTRIBUTION

We engaged H.C. Wainwright & Co., LLC (“H.C. Wainwright” or the “placement agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. H.C. Wainwright is not purchasing or selling any Units, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of Units, other than to use their “reasonable best efforts” to arrange for the sale of the Units by us. Therefore, we may not sell the entire amount of the Class A Units and Class B Units (the “Units”) being offered. We will enter into a securities purchase agreement directly with institutional investors in this offering. We will not enter into a securities purchase agreement with non-institutional investors and such investors shall rely solely on this prospectus in connection with the purchase of securities in this offering.

H.C. Wainwright may engage one or more sub-placement agents or selected dealers to assist with the offering.

Fees and Expenses

The following table show the per Unit and total placement agent fees we will pay in connection with the sale of the securities in this offering, assuming the purchase of all of the securities we are offering.

Per Class A Unit placement agent cash fees	$0.28
Per Class B Unit placement agent cash fees	$80.00
Total	$720,000.12

We have agreed to pay the placement agent a total cash fee equal to 7.0% of the gross proceeds of this offering and a management fee equal to 1.0% of the gross proceeds raised in this offering. We will also pay the placement agent a non-accountable expense allowance of $25,000 and reimburse the placement agent’s legal fees and expenses in an amount up to $100,000. We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agent fees and expenses, will be approximately $175,000. After deducting the placement agent fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $7.98 million.

Placement Agent Warrants

We have agreed to grant compensation warrants to H.C. Wainwright (the “Placement Agent Warrant”) to purchase a number of shares of our common stock equal to 6% of the aggregate number of shares of common stock part of the Class A Units and common stock convertible under the Series E Preferred part of the Class B Units sold to the investors in this offering. The compensation warrants will have an exercise price of $4.375 (125% of the public offering price of the Class A Units) and will terminate on the five year anniversary of the effective date of the offering. Pursuant to FINRA Rule 5110(g), the compensation warrants and any shares issued upon exercise of the compensation warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

•	by operation of law or by reason of our reorganization;

•	to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;

•	if the aggregate amount of our securities held by the placement agent or related persons do not exceed 1% of the securities being offered;

•	that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or

•	the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

Right of First Refusal

In addition, we have granted a right of first refusal to the placement agent pursuant to which it has the right to act as the exclusive advisor, manager or underwriter or agent, as applicable, if the Company or its subsidiaries sell or acquire a business, finance any indebtedness using an agent, or raise capital through a public or private offering of equity or debt securities at any time prior to the 12 month anniversary of the date of this prospectus.

Other Relationships

The placement agent has performed investment banking services for us in the past, for which it has received customary fees and expenses. The placement agent may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services.

Determination of Offering Price

The public offering price of the Units we are offering and the exercise price and other terms of the warrants were negotiated between us and the investors, in consultation with the placement agent based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the Units we are offering and the exercise price and other terms of the warrants include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-up Agreements

We and each of our officers and directors have agreed with the placement agent to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, we may not offer for sale, contract to sell, or sell any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock subject to certain customary exception such as issuing stock options to directors, officers, employees and consultants under our existing plans. The placement agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the placement agent may be required to make with respect to any of these liabilities.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

LEGAL MATTERS

Certain legal matters relating to the validity of our securities offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Ellenoff Grossman & Schole LLP, New York, New York, is counsel for the placement agent in connection with this offering. Certain partners of Manatt, Phelps & Phillips, LLP or their affiliates own shares of our common shares representing less than 0.1% of our outstanding common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements of Superconductor Technologies Inc., as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, incorporated in this prospectus by reference to the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the company’s ability to continue as a going concern) of Marcum, LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. In addition, we maintain a web site that contains information about us at http://www.suptech.com. The information contained on or that may be obtained from our website is not, and shall not be deemed to be, a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement of which this prospectus is a part for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below (excluding any document or portion thereof to the extent such disclosure is furnished and not filed):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 23, 2018;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed with the SEC on May 14, 2018;

•	Our Current Reports on Form 8-K filed with the SEC on March 9, 2018, April 20, 2018, May 25, 2018, June 7, 2018, June 15, 2018 and July 24, 2018; and

•	Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 8, 2018.

Information in the documents referred to above that are incorporated by reference in this prospectus that were filed prior to the 1-12 reverse split of our common stock that was effective on March 11, 2013, the 1-for-15 reverse stock split of our common stock that was effective on July 18, 2016, and the 1-for-10 reverse stock split of our common stock effective as of July 24, 2018 do not reflect the effects of such reverse stock splits.

These documents contain important information about us, our business and our financial condition. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Superconductor Technologies Inc.

9101 Wall Street, Suite 1300

Austin, TX 78754

(512) 334-8900

1,390,000 Class A Units each consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock

4,135.0015 Class B Units each consisting of $1,000 of Series E Convertible Preferred Stock (convertible into shares of Common Stock at $3.50 per share of Common Stock) and Warrants to purchase shares of Common Stock based on the initial conversion amount

(1,181,429 shares of Common Stock Underlying the Series E Convertible Preferred Stock and 2,571,429 shares of Common Stock underlying the Warrants)

Superconductor Technologies Inc.

Prospectus

H.C. Wainwright & Co.

July 25, 2018